April 19, 2017

Sun Kui

President Shemn Corp.

Baiyun District, Fuli Taiyuan A9, 904 Guagnzhou, China 510165

Re: Shemn Corp.

Registration Statement on Form S-1 Amendment 2

Filed April 12, 2017

File No. 333-216465

Dear Ladies and Gentlemen:

This letter sets forth the responses of Shemn Corp. (“Company”) to the letter of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the letter of April 18, 2017.

Use of Proceeds, page 16

1.   We note your disclosure that “Mr. Kui will note be reimbursed for the $7,000 registration costs form the proceeds of this offering.” We also note disclosure in the Use of Proceeds table and dilution discussion that the registration costs of $7,000 will be paid from the proceeds of the offering. Please revise to present consistent disclosure or clarify how the registration costs will be paid.

Response: The funds that were loaned by director Mr. Kui to Shemn will be summarized to the total amount, which is $8,100 as of April 19, 2017, that our director has agreed to loan under verbal agreement will be returned to Mr. Kui in total amount when the Company confidently receive profit from its operations. The information indicated above confirms that Mr. Kui will not receive any funds from the proceeds of the offering. In case if we sell less than 25% of offered shares in this offering we will use loan funds from director Mr. Kui to pay our registration expanses. In case if we sell more than 25% of offered shares in this offering the registration costs expanses will be paid from the offering proceeds accordingly.

Sincerely,

/s/ Sun Kui

President Shemn Corp.